August 22, 2022

VIA EDGAR

Robert Shapiro

Abe Friedman

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	PetIQ, Inc.
Form 10-K for Fiscal Year Ended December 31, 2021 Filed March 1, 2022 Form 8-K Filed May 4, 2022 File No. 001-38163

Dear Mr. Shapiro and Mr. Friedman:

On behalf of PetIQ, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) delivered on August 8, 2022. For convenience of reference, the Staff’s comments are provided in italicized type herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2021 (the “Form 10-K”).

Comment No. 1:

Form 8-K Furnished May 4, 2022

Exhibit 99.1

Non-GAAP Reconciliations

We note your response to comment 3. Your disclosure on page 15 of your Form 10-K specifically references your growth strategy which includes the opening of new clinics, and we further note from your prior 10-K’s, the Company has opened 205 new wellness centers between 2019 and 2021 with the expectation to open new centers over the next several years with the “potential to have approximately 1,000 wellness centers.” As such, we continue to believe these pre-opening expenses reflect normal, recurring cash operating expenses necessary to operate your business. Please revise your reconciliations to remove the impact of pre-opening expenses from the ‘Non same-store adjustment’ line item. Refer to Question 100.01 of the staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

230 E Riverside Drive, Eagle Idaho 83616 | 208-939-8900

www.PetIQ.com

Response:

In response to the Staff’s comment, we acknowledge Question 100.01 of the Non - GAAP Compliance and Disclosure Interpretations (the “C&DIs”), as well as Rule 100(b) of Regulation G to which such Question relates. Question 100.01 states that certain adjustments, while not explicitly prohibited, could cause the presentation of non-GAAP financial information to be misleading. We also note that Question 102.03 of the C&DIs; provides that “[t]he fact that a registrant cannot describe a charge or gain as nonrecurring, infrequent or unusual, however, does not mean that the registrant cannot adjust for that charge or gain. Registrants can make adjustments they believe are appropriate, subject to Regulation G and the other requirements of Item 10(e) of Regulation S-K.” We respectfully advise the Staff that we have considered the prescribed guidance and the Staff’s overall perspective regarding non-GAAP measures, and we continue to believe that the exclusion of pre-opening expenses from our calculation of Adjusted EBITDA, non-GAAP Adjusted EPS and other measures does not cause these non-GAAP financial measures to be misleading. As previously stated, the number of new wellness center openings has decreased significantly, and we anticipate that the pace of future wellness center openings will remain at a lower level. For example, we opened 98 new wellness centers in the year ending December 31, 2021 and we only opened 10 new wellness centers through June 30, 2022. As previously disclosed, we expect this slowing pace of new wellness centers to continue. We do not view such expenses as a material component of the non-GAAP financial measures.

Comment No. 2:

Pro Forma Impact of Loss of Distribution

We note your response to comment 4. Presenting a measure that excludes certain manufacturers’ products that are no longer distributed to certain customers, yet does not adjust for gains resulting from increased distribution or new products distributed, would not appear to be in accordance with Question 100.03 of the staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. In this regard, we note the Company’s disclosure on page 25 of your Form 10-K that operating results may fluctuate due to “the timing of new product and clinic launches,” as well as disclosure of increases in the sale of “products acquired as part of the Capstar acquisition” (page 34 of your Form 10-K). Please revise to remove your presentation of the “Impact of Loss of Distribution on Sales and Adjust[ed] EBITDA” table, and your “Net Sales after impact of loss of distribution” and “Adjusted EBITDA after impact of loss of distribution” measures or advise further.

Response:

We acknowledge the Staff’s comment and as discussed with the Staff, going forward, the Company will revise to remove the presentation of the “Impact of Loss of Distribution on Sales and Adjust[ed] EBITDA” table, “Net Sales after impact of loss of distribution” and “Adjusted EBITDA after impact of loss of distribution” measures.

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If you have any questions regarding any of the responses in this letter, please call me at (208) 939-8900 ext. 485.

Respectfully submitted,

/s/ Zvi Glasman
Zvi Glasman

cc:        Michael J. Blankenship, Winston & Strawn LLP